Amended and Restated

SCHEDULE A

dated August 21, 2018

to the

SUB-ADVISORY AGREEMENT

dated August 24, 2016 between

CORNERSTONE ADVISORS INC.

and

METROPOLITAN WEST ASSET MANAGEMENT, LLC

Each Fund will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Sub-Adviser from time to time under the following fee schedule:

Fund	Rate

[Redacted]

CORNERSTONE ADVISORS INC.

By:	/s/ Jeff Huse
Name:	Jeff Huse
Title:	Vice President

METROPOLITAN WEST ASSET MANAGEMENT, LLC

By:	/s/ David Lippman
Name:	David Lippman
Title:	Chief Executive Officer

Schedule A Sub-Advisory Agreement